UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))

PROJECT MERCI MERGER SUB, INC.
(Offeror)
A wholly-owned indirect subsidiary of

BIOSYNEX SA
(Parent of Offeror)

BIOSYNEX U.S. HOLDINGS, INC.
(Other Persons)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Alexis Steinmetz
c/o Biosynex SA
22 Boulevard Sébastien Brant
67400 Illkirch-Graffenstaden, France
+33 (0)6 70 86 00 15
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James Hu
Marc Petitier
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”) filed by Biosynex SA, Inc., a French société anonyme (“Parent”), Biosynex U.S. Holdings, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Parent (“Holdco”), and Project Merci Merger Sub, Inc., a Nevada corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”) with the Securities and Exchange Commission on February 14, 2023. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc. (“CEMI”), at a price of $0.45 per Share, net to the seller in cash without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated February 14, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a) (1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(H)	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated April 10, 2023.
(a)(5)(I)	Twitter post linking to the Press Release and Letter to Stockholders, dated April 10, 2023.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated February 14, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in the New York Times on February 14, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*
Joint Press Release issued by Chembio Diagnostics, Inc. and Biosynex SA, dated January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(a)(5)(B)*	Press Release issued by Biosynex SA, dated March 15, 2023.
(a)(5)(C)*	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated March 15, 2023.
(a)(5)(D)*	Reminder to Chembio Diagnostics, Inc. Stockholders to Tender Shares dated March 21, 2023.
(a)(5)(E)*	Press Release issued by Biosynex SA, dated March 29, 2023.
(a)(5)(F)*	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated April 3, 2023.
(a)(5)(G)*	Twitter post linking to the Press Release and Letter to Stockholders, dated April 3, 2023.
(a)(5)(H)**	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated April 10, 2023.
(a)(5)(I)**	Twitter post linking to the Press Release and Letter to Stockholders, dated April 10, 2023.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated January 31, 2023, by and among Biosynex SA, Project Merci Merger Sub, Inc. and Chembio Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(d)(2)*	Confidentiality Agreement, dated May 25, 2022, by and among Biosynex SA and Chembio Diagnostics, Inc.
(g)	None.
(h)	None.
107*	Filing Fee Table.

*	Previously filed.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023

PROJECT MERCI MERGER SUB, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX U.S. HOLDINGS, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX SA

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	Chief Executive Officer